Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$89,220	$79,316	$97,613	$107,495	$88,169	$44,004
Fixed charges	20,508	28,438	15,755	33,344	39,779	18,944
Amortization of capitalized interest	457	459	465	471	462	232
Capitalized interest	(1,215)	(1,282)	(764)	(231)	(102)	(259)

Total earnings	$108,970	$106,931	$113,069	$141,079	$128,308	$62,921

FIXED CHARGES:
Interest expense	$19,167	$27,009	$14,606	$22,907	$36,597	$17,219
Capitalized interest	1,215	1,282	764	231	102	259
Debt expense amortization	—	—	253	9,950	2,830	1,338
Rent expense representative of interest factor	126	147	132	256	250	128

Total fixed charges	$20,508	$28,438	$15,755	$33,344	$39,779	$18,944

Ratio of earnings to fixed charges	5.3	3.8	7.2	4.2	3.2	3.3

*	Excludes income from equity investments and minority interest expense.